EXHIBIT D 3.3.1







                                        September 22, 2000


Hand Delivered

Dennis L. Keschl, Administrative Director
Maine Public Utilities Commission
242 State Street
State House Station 18
Augusta, ME 04333-0018

Dear Mr. Keschl:

     I write on behalf of Public Service Company of New Hampshire ("PSNH") to request approval, pursuant to 35-A M.R.S.A. Section 708, of a reorganization that will occur upon the creation by PSNH of a wholly-owned subsidiary limited liability company (referred to hereinafter as "SPE"). The creation of SPE is an integral part of the restructuring of the electric utility industry in New Hampshire, and is required in connection with the securitization of stranded costs and the issuance of rate reduction bonds.

     The proposed industry restructuring is the product of legislation and a Settlement Agreement designed to reduce PSNH's rates, negotiated by PSNH and its parent, Northeast Utilities, the Governor of New Hampshire, the Governor's Office of Energy and Community Services, New Hampshire's Office of Attorney General, and the Staff of the New Hampshire Public Utilities Commission. Implementation of the Settlement Agreement will provide sizable near-term rate reductions for PSNH customers. The rate decrease results from an agreed-upon write-off by PSNH of approximately $367 million, a sharing of the risk of recovery of stranded costs by PSNH, the sale at auction of PSNH's generating assets, and the issuance of rate reduction bonds in an amount not exceeding $670 million. PSNH's customers will have the opportunity to lower their electric energy costs even further, by choosing a competitive energy supplier.

     The New Hampshire Public Utilities Commission approved the issuance of the rate reduction bonds and related transactions by "Order Addressing Financing Issues dated September 8, 2000" ("Finance Order") (copy printed from the internet is attached). A simplified description of the proposed securitization follows:

     Upon creation of SPE, PSNH will transfer into SPE "Rate Reduction Bond Property," an irrevocable vested property right created by the Commission in the Finance Order, which includes the right to all revenues, collections, claims, payments, money or proceeds arising from the Rate Reduction Bond Charge authorized by the Finance Order. SPE will then issue not more than $670 million of rate reduction bonds ("RRBs") secured by Rate Reduction Bond Property. The RRBs will be repaid through the collection of an RRB charge from all retail customers of PSNH. PSNH will use the proceeds from the transfer of the Rate Reduction Property to SPE to retire existing debt, and the Company will be recapitalized. PSNH ratepayers will benefit from the retirement of existing, higher cost, debt. Accordingly, PSNH rates will be significantly lower than they would be if the transaction did not occur.

     This Commission has historically granted exemptions or approvals to PSNH for various reorganizations and the issuance of securities. Recent examples include Docket No. 90-093, the proceeding involving PSNH's bankruptcy Plan of Reorganization, and Docket No. 98-182, wherein the Commission by Order dated March 31, 1998 exempted PSNH from the approval requirements of Sections 708, 901 and 1101 for any "issuance of securities, including the granting of any mortgage on or security interest in PSNH's properties in Maine or elsewhere...so long as PSNH is incorporated under the laws of a state other than the State of Maine and the issuance is approved by the agency regulating public utilities in that state." Most recently, in Docket No. 2000-46, the Commission granted Section 708 approval to the merger of Northeast Utilities and Consolidated Edison, Inc. In its March 17, 2000 Order, the Commission noted that:

     PSNH's contacts with the state of Maine are extremely limited. While it owns and operates certain transmission and distribution plant in Maine, it does not provide retail service to any customers in Maine nor does it receive any compensation in Maine as a result of the properties it owns in Maine. Our primary interest is in assuring that PSNH maintains its T&D plant in Maine in a safe and reasonable manner.

     Because PSNH's contacts are so limited, we believe we can adequately discharge our responsibilities under Section 708 by approving the merger upon the condition that the merger be approved by the New Hampshire Public Utilities Commission and the Federal Energy Regulatory Commission.

     PSNH's contacts with the state of Maine have not changed since the Commission's Order in 2000-46. The principles supporting the Commission's decision in that case apply with equal force here. Indeed, since the purpose of the transaction is to benefit New Hampshire ratepayers, this Commission can adequately discharge its responsibilities under Section 708 by approving the reorganization caused by the creation of wholly-owned SPE in light of the New Hampshire Commission's Finance Order of approval.

     For the reasons set forth above, PSNH requests that the Commission issue an order, as soon as possible, approving the transaction under Section 708.

     I appreciate the Commission's attention to this request. If you need further information, please do not hesitate to contact me.

                                      Sincerely,


                                      Jerrol A. Crouter

cc:  Joanne B. Steneck, Esq.
     Public Advocate
     Catherine E. Shively, Esq.